

February 7, 2013

<u>Via E-mail</u>
Barbara E. Kocsis
Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534

> **Re: Highbridge Commodities Futures Access LLC**
> **Registration Statement on Form 10-12(g)**
> **Filed December 23, 2011**
> **Response dated November 30, 2012**
> **File No. 000-54573**

Dear Ms. Kocsis:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   In future Exchange Act periodic reports, please provide greater detail regarding the fund's expenses, including what is included in "other expenses."

2.   We note your response to comments 2 and 5 from our letter dated January 20, 2012, and we reissue our comments, in part. In future Exchange Act periodic reports, please provide disclosure regarding the current portfolio of the fund. Please describe the allocation of assets by sector at the fund level and disclose the amount in each type of investment (e.g., futures contracts, forwards, swaps, etc.). To the extent you intend to invest in forwards or swaps in the future, please disclose whether you have any targeted allocations or limits on such investments.

Plan of Operation, page 2

3.   We note your response to comment 7 from our letter dated January 20, 2012. Please revise the last sentence of your proposed disclosure to provide more specificity as to how often the Trading Advisor reviews allocations.

Description of Current Charges, page 14

4.   We note your response to comment 14 from our letter dated January 20, 2012 and your proposed disclosure. Please include the reimbursement amount as well as describing its purpose.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

5.   In future Exchange Act periodic reports, please revise this section to more specifically describe the reasons for changes in your net asset values.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Mark Borrelli
        Sidley Austin LLP